

December 31, 2013

Via E-mail

Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

> **Re: Hispanica International Delights of America, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed December 12, 2013**
> **File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 in our letter dated October 30, 2013 and we reissue the comment. We note that you have deleted your dealer prospectus delivery obligation legend that appeared on the back cover of amendment number 1 to your registration statement. Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

2. We reissue prior comment 2. Your cover page contains inconsistent statements regarding your election to extend the transition period for meeting new or revised accounting standards. See paragraphs 2 and 4. Please revise accordingly.

3. We also note the inconsistent statements on the cover page that the "offering period will end one hundred eighty (180) days from the effective date" but that the offering will be "for a period of 18 months from the effective date." Please revise to reconcile here and on page 15.

4. We note the statement in the preamble to exhibit 10.3 that the company "is engaged in the business of distributing food and beverage products through various independent operators; and retail locations." Where appropriate in the prospectus, please disclose the extent of your existing distribution business and any relationships with independent operators and retail locations. To the extent you have no current distribution operations or relationships with independent operators or retail locations, revise to so state.

5. Please revise the table on page eight to include calculations assuming you sell 25% in the offering.

Use of Proceeds, page 12

6. We note your response to comment 23 and we reissue the comment. Please revise to discuss the company's plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount. We note the 10% of the offering is $50,000.

7. As you are conducting a best efforts offering, please revise to discuss the material amounts of other funds that will be necessary to accomplish the purposes for the proceeds and state the approximate amounts and anticipated sources of such other funds. We note in this regard your response to comment 14.

Description of Securities, page 18

8. We note your response to comment 30 and we reissue the comment in part. Please include the table in response to comment 38 in our letter dated September 19, 2013 in your Recent Sales of Unregistered Securities section.

Description of Business, page 21

Background, page 21

9. We note your response to our prior comment 32. You have not updated the Company Data section of EDGAR to indicate your current fiscal year-end. Please update this field in EDGAR such that May 31 is reflected as your fiscal year-end.

10. We note your response to comment 33 and the disclosure in Mr. Leonzo's biography and in the related transactions section. Please also revise your disclosure in this section to indicate the affiliation between Gran Nevada Beverage, Inc. and HIDA.

Business of Issuer, page 21

11. We note your response to comment 34 requesting that you disclose the response to comment 46 in our letter dated September 19, 2013. In this section of the registration statement, please disclose the information from the response that "HIDA will be given the territory of North America (excluding Central America) for the GN beverages only. GN will retain the right to distribute its products to other parties in Central America as well as develop and sell other food items under the GN brand," if accurate.

12. Additionally, we note the introductory statement that you have "commenced initial operations pursuant to" the distributor agreement. You state in response to comment 7 that you have not conducted any business or generated any sales. Please revise to clarify the nature and extent of your "initial operations" under the distributor agreement and indicate the extent to which cash from this or other financing is necessary to complete such activities. If you have conducted no significant operations pursuant to the distributor agreement and will not be able to do so without receipt of additional financing, revise to so state.

Our Products, page 24

13. We note your response to comment 39. Please revise to clarify whether the company currently has any business relationships with any regional or other distributors.

Management's Discussion and Analysis or Plan of Operation, page 28

Plan of Operation, page 28

14. We note your response to comment 49. Please revise the disclosure to include the information from the response in the registration statement and tell us if the "logistical arrangements" are in the form of a contract. Additionally, please revise to address what steps the company has taken to use the warehousing space. For example, it is unclear if you currently have agreements to distribute products that will be stored in the warehouse.

15. Please revise to further clarify the status, needs and sources of your liquidity and capital resources. For example, you should disclose your cash and cash equivalents as of the most recent practicable date (currently you refer to August 31, 2013).

Executive Compensation, page 31

16. We note your revised disclosure in response to prior comment 56. Please revise the table to be consistent with the required columns in Item 402(n) of Regulation S-K, including a "total" column.

Directors, Executive Officers, Promoters and Control Persons, page 32

17. For each of your named executive officers, please disclose the approximate number of weekly hours he works for the registrant.

Executive Officers and Directors, page 32

18. We note your response to comment 58 and we reissue it in part.

- Please revise to disclose the dates of Mr. Leonzo's employment prior to his employment with HIDA.

- Please revise to disclose Mr. Gruenbaum's dates of employment with HIDA and Beacon Light Holding Corp. See Item 401(e) or Regulation S-K.

19. We note your response to comment 60 and we reissue it in part. Please revise the disclosure to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Gunther and Gruenbaum should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

20. We note your response to comment 61 and we reissue it in part. Please revise the disclosure to indicate what consideration was paid by the officers or directors for their preferred shares.

21. We note your response to comment 62 and we reissue it. Please revise the disclosure to address all related party transactions in this section including, as a non-exclusive example, the distribution agreement.

22. We note your response to comment 64 and we reissue it. Please tell us why Messrs. Leonzo, Gunther and Gruenbaum are not promoters or revise the disclosure accordingly. See the definition of "promoter" in Rule 405 of the Securities Act of 1933.

Exhibits

Exhibit 5.1

23. We note your response to comment 68 and we reissue it. The legality opinion indicates that the shares *are* duly authorized, legally issued, fully paid, and non-assessable. It is unclear why the legality opinion does not instead indicate that the 2 million shares the company seeks to sell *will* be, once they are sold, legally issued, fully paid, and non-assessable. Please revise or advise.

Exhibit 23.1

24. Your auditor's consent references a review report which is not included in the filing. Please tell your auditor to either include the review report or remove the reference to the review report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3476, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jerry Gruenbaum, Esq.